Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of Basic and Diluted Earnings per Share for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
amounts in thousands, except per share amounts	2017	2016	2017	2016
Net Income	$20,502	$16,190	$41,612	$39,122

Basic Weighted Average Shares (1)	29,470	29,074	29,377	29,029
Effect of Common Stock Equivalents:
Assumed Exercise of Stock Options and Vesting of Stock Grants	448	879	520	855
Diluted Weighted Average Shares	29,918	29,953	29,897	29,884

Net Income per Common Share:
Basic	$0.70	$0.56	$1.42	$1.35
Diluted	$0.69	$0.54	$1.39	$1.31

Anti-dilutive Shares Excluded from the Dilutive Computation	164	—	108	—

(1) - We completed a two-for-one stock split on January 20, 2017. All share and per share data prior to January 20, 2017 has been retroactively restated on a post-split basis.